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                          [ARTHUR ANDERSEN LETTERHEAD]



August 20, 1999


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Sir/Madam:

We have read the seven paragraphs of Item 4 included in the Form 8-K dated August 17, 1999 of Recovery Network, Inc. to be filed with the Securities and Exchange Commission and have the following comments:

     a. We agree with the statement made in paragraph 4(a)(i) with regards to our resignation. However, we have no basis to agree or disagree with the statement in paragraph 4(a)(i) concerning the appointment of Corbin & Wertz.

     b. We agree with the statements made in paragraph 4(a)(ii), 4(a)(000), 4(a)(iv) and 4(c).

     c.   We have no basis to agree or disagree with the statements in section 4(b).


Very truly yours,


/s/ ARTHUR ANDERSEN LLP

    ARTHUR ANDERSEN LLP


Copy to:  Mr. William Moses, Recovery Network, Inc.